As filed with the Securities and Exchange Commission on November 9, 2001

                               UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                SCHEDULE 13D
                               (Rule 13d-101)


 INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND
               AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                             (Amendment No. 1)


                               SEQUENOM, INC.
 -----------------------------------------------------------------------------
                              (Name of Issuer)


                  COMMON STOCK, PAR VALUE $.001 PER SHARE
 -----------------------------------------------------------------------------
                      (Title of Class and Securities)


                                817337 10 8
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                               (CUSIP Number)

     Michael Fitzgerald                           Raddison Trustee Limited
        "Le Regina"                                  c/o FM Trust, S.A.
13-15 boulevard des Moulins                           Rue du Pommier 12
      MC 98000 Monaco                            2000 Neuchatel, Switzerland

                                  Copy to:

                            Martha McGarry, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             Four Times Square
                             New York, NY 10036
                               (212) 735-3000
 -----------------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              October 1, 2001
 -----------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)

                  If the filing person has previously filed a Statement on
Schedule 13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or
(4), check the following [ ]

                  Note: Six copies of this Statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.



     CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Michael Fitzgerald
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      596,140(1)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                       0
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        596,140(1)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          0
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                  596,140
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    1.6%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          IN
     -------------------------------------------------------------------

(1) Mr. Fitzgerald holds options to purchase 107,400 shares exercisable within 60 days after the date of this Statement. Mr. Fitzgerald, Raddison Trustee Limited ("Raddison") and Cloverleaf Holdings Limited ("Cloverleaf") entered into a Termination Agreement, dated October 1, 2001, which provided for the termination of the Advisor Agreement, dated July 3, 1995, by and among such parties. Pursuant to the terms of the Termination Agreement, Mr. Fitzgerald received Raddison's entire interest in Cloverleaf, thereby becoming the beneficial owner of 488,740 shares held by Cloverleaf. Mr. Fitzgerald disclaims any beneficial ownership of shares owned by Raddison or Genelink Holdings Limited.



     CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Raddison Trustee Limited
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  Cook Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     3,490,972 (1)
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                       3,490,972 (1)
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0 -
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                               3,490,972 (1)
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                    9.4%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------

(1) Raddison Trustee Limited, which is the sole stockholder of Genelink Holdings Limited, may be deemed to be the beneficial owner of 3,490,972 shares held by Genelink Holdings Limited. The reporting person disclaims beneficial ownership of such shares.


CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Cloverleaf Holdings Limited
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                     488,740
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        488,740
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0-
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              488,740
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                              1.3%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------



CUSIP No. 381197 10 2

    -------------------------------------------------------------------
     1.   NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                  Genelink Holdings Limited
     -------------------------------------------------------------------
     2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                           (a)  (  )
                                                           (b)  (X)
     -------------------------------------------------------------------
     3.   SEC USE ONLY

     -------------------------------------------------------------------
     4.   SOURCE OF FUNDS

                  00
     -------------------------------------------------------------------
     5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
          PURSUANT TO ITEMS 2(d) or 2(e)                    (  )

     -------------------------------------------------------------------
     6.   CITIZENSHIP OR PLACE OF ORGANIZATION

                  British Virgin Islands
     -------------------------------------------------------------------
                                   7.   SOLE VOTING POWER
           NUMBER OF                      3,490,972
            SHARES                 -------------------------------------
         BENEFICIALLY              8.   SHARED VOTING POWER
           OWNED BY                         - 0 -
             EACH                  -------------------------------------
           REPORTING               9.   SOLE DISPOSITIVE POWER
            PERSON                        3,490,972
             WITH                  -------------------------------------
                                   10.  SHARED DISPOSITIVE POWER
                                          - 0-
     -------------------------------------------------------------------
     11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                              3,490,972
     -------------------------------------------------------------------
     12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN
          SHARES                                          ( )

     -------------------------------------------------------------------
     13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                                                              9.4%
     -------------------------------------------------------------------
     14.  TYPE OF REPORTING PERSON
          CO
     -------------------------------------------------------------------


                  This Amendment No. 1 to Schedule 13D (this "Amendment") is being filed pursuant to Rule 13d-2(a) of the Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), by (i) Michael Fitzgerald, an individual, (ii) Raddison Trustee Limited ("Raddison"), a company organized under the laws of the Cook Islands, (iii) Genelink Holdings Limited ("Genelink"), a company organized under the laws of the British Virgin Islands, and (iv) Cloverleaf Holdings Limited ("Cloverleaf"), a company organized under the laws of the British Virgin Islands, with respect to the common stock, par value $.001 per share, of Sequenom, Inc., a Delaware corporation (each of the individuals or entities listed under (i) through (iv), a "Reporting Person"). This Amendment amends the Schedule 13D filed by Mr. Fitzgerald, Raddison, Genelink and Cloverleaf on October 2, 2001.

                  The Schedule 13D previously filed is hereby amended by the addition of the following information:

Item 1.                    Security and Issuer.

                  The title of the class of equity securities to which this Statement on Schedule 13D (this "Statement") relates is the common stock, par value $.001 per share (the "Common Stock"), of Sequenom, Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 3595 John Hopkins Court, San Diego, CA 92121.

Item 2.           Identity and Background.

                  This Statement is being filed by: (i) Mr. Fitzgerald, (ii) Raddison, (iii) Cloverleaf and (iv) Genelink, which is presently wholly owned by Mr. Fitzgerald.

                  The name, business address, present principal occupation and citizenship of each executive officer and director of Raddison, Cloverleaf and Genelink are set forth in Exhibit A to this Statement and is specifically incorporated herein by reference.

                  During the last five years, none of the Reporting Persons nor, to the best of their knowledge, any of their directors or executive officers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any of them been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.           Source and Amount of Funds or Other Consideration.

                   Mr. Fitzgerald, Raddison and Cloverleaf entered into a Termination Agreement, dated October 1, 2001, which provided for the termination of the Advisor Agreement, dated July 3, 1995, by and among such parties. Pursuant to the terms of the Termination Agreement, Mr. Fitzgerald received Raddison's entire interest in Cloverleaf, thereby becoming the beneficial owner of 488,740 shares of Common Stock held by Cloverleaf.

Item 4.           Purpose of the Transaction.

                  The information set forth in Item 3 of this Statement is incorporated herein by reference.

Item 5.                    Interest In Securities Of The Issuer

                  As of September 20, 2001, based in part upon information provided by the Company, there were 37,316,558 outstanding shares of Common Stock. The filing of this Statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13(d) or 13(g) of the Exchange Act, the beneficial owner of any securities held by any other person. Set forth below is certain information with respect to the beneficial ownership of the Reporting Persons.

Michael Fitzgerald

(a) Mr. Fitzgerald holds options to purchase 107,400 shares exercisable within 60 days after the date of this Statement. Mr. Fitzgerald is the sole owner of Cloverleaf. Cloverleaf owns 488,740 shares of Common Stock. The shares of Common Stock underlying the options and all of the shares of Common Stock owned by Cloverleaf represent 1.6% of the oustanding shares of Common Stock.

(b) Mr. Fitzgerald has sole voting power and sole investment power with respect to all of the shares of Common Stock underlying the options and all of the shares of Common Stock owned by Cloverleaf referred to in paragraph
(a) above.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Mr. Fitzgerald in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

(e) Mr. Fitzgerald, Raddison and Cloverleaf entered into a Termination Agreement, dated October 1, 2001, which provided for the termination of the Advisor Agreement, dated July 3, 1995, by and among such parties. Pursuant to the terms of the Advisor Agreement, the relationship Mr. Fitzgerald had with Raddison and Genelink was terminated and, as a result, Mr. Fitzgerald ceased to be the beneficial owner of the 3,490,972 shares of Common Stock held by Genelink. Mr. Fitzgerald disclaimed any such beneficial ownership prior to October 1, 2001.

Raddison Trustee Limited

(a) Raddison may be deemed to be the beneficial owner of 3,490,972 shares held by Genelink (representing 9.4% of the outstanding shares of Common Stock). The Reporting Person disclaims beneficial ownership of such shares.

(b) Raddison may be deemed to have sole voting power and sole investment power with respect to all of the shares of Common Stock referred to in paragraph (a) above.

(c) Except as set forth in Item 3 of this Statement (which information is incorporated herein by reference), no transactions in the Common Stock (other than as described in Item 3 of this Statement) were effected by Raddison in the past 60 days.

(d) Except as set forth above in this Item 5, no other person is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the shares.

Item 6. Contracts, Arrangements, Understandings or Relationships w ith Respect to Securities of the Issuer.

                  The information contained in Items 3, 4 and 5 of this Statement is incorporated herein by reference.

Item 7.           Material to be Filed as Exhibits.

Exhibit A Schedule of certain information with respect to Raddison, Cloverleaf and Genelink.




                                 SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Date:  November 9, 2001


                                    /s/ Michael Fitzgerald
                                    --------------------------------------
                                        Name:  Michael Fitzgerald


                                    RADDISON TRUSTEE LIMITED

                                    By: /s/ Denise Zwahlen
                                       -----------------------------------
                                        Name:  Denise Zwahlen
                                        Title: Director


                                     CLOVERLEAF HOLDINGS LIMITED


                                     By: /s/ Rita Euziere
                                        ----------------------------------
                                        Name:  Rita Euziere
                                        Title: Director


                                     GENELINK HOLDINGS LIMITED


                                     By: /s/ Nicholas Karpusheff
                                        -----------------------------------
                                        Name:  Nicholas Karpusheff
                                        Title: Director





                                                                 Exhibit A


                      DIRECTORS AND EXECUTIVE OFFICERS

Raddison Trustee Limited
------------------------

Director:  Ms. Linda Gygax
Address:  FM Trust S.A., Rue du Pommier 12, 2000 Neuchatel, Switzerland
Occupation:  Executive General Manager, FM Trust S.A.
Citizenship:  Swiss

Director:  Ms. Denise Zwahlen
Address:  FM Trust S.A., Rue du Pommier 12, 2000 Neuchatel, Switzerland
Occupation:  Executive Office Manager, FM Trust S.A.
Citizenship:  Swiss

Cloverleaf Holdings Limited
---------------------------

Director:  Michael Fitzgerald
Address:  "Le Regina", 13-15 boulevard des Moulins, MC 98000 Monaco
Occupation:  Financial Consultant
Citizenship:  British

Director:  Rita Euziere
Address:  "Le Bermuda", 49 avenue Hector Otto, MC 98000 Monaco
Occupation:  Executive Legal and Corporate Assistant
Citizenship:  Irish

Genelink Holdings Limited
-------------------------

Director:  Nicholas Karpusheff
Address:  19 boulevard de Suisse, MC 98000 Monaco
Occupation:  Accountant
Citizenship:  British

Director:  Houwina Dijkstra
Address:  Rue Saint Joseph Ilot Rey Serrurier, 06300 Nice, France
Occupation:  Office Manager
Citizenship:  Dutch